                                                Filed pursuant to rule 424(B)(3)
                                           Registration Statement No. 333-112367

             PRICING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT NO. 371
                       DATED FEBRUARY 6, 2004 -- NO. 437


[GOLDMAN SACHS LOGO]

                          THE GOLDMAN SACHS GROUP, INC.
                           Medium-Term Notes, Series B

                                 --------------

                                 $15,000,203.40
              4.5% Mandatory Exchangeable Notes due September 2005
          (Exchangeable for Common Stock of GlobalSantaFe Corporation)

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      This pricing supplement and the accompanying prospectus supplement no. 371, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 371 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 371, unless the context requires otherwise.

      The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes" or the "notes", have the terms described in the accompanying prospectus supplement no. 371, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: each offered note will have a face amount equal to $30.19, which is the initial index stock price; the aggregate face amount for all the offered notes is $15,000,203.40

INITIAL INDEX STOCK PRICE: $30.19

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.9% of the face amount

TRADE DATE: September 21, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE): September 28, 2004

STATED MATURITY DATE: September 29, 2005, unless extended for up to six business days

INTEREST RATE (COUPON): 4.5% per year

INTEREST PAYMENT DATES: March 29, June 29, September 29 and December 29 of each year, beginning on December 29, 2004

REGULAR RECORD DATES: for the interest payment dates specified above, five business days prior to March 29, June 29, September 29 and December 29

INDEX STOCK AND INDEX STOCK ISSUER: common stock of GlobalSantaFe Corporation

CUSIP NO.: 38143U135

      Your investment in the notes involves certain risks. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-3 of the accompanying prospectus supplement no. 371 so that you may better understand those risks. The offered notes are not principal-protected and the payment amount is capped.

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      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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      Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

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                  PRICING SUPPLEMENT DATED SEPTEMBER 21, 2004.

PRINCIPAL AMOUNT:                  On the stated maturity date, each offered
                                   note will be exchanged for index stock at the
                                   exchange rate or, at the option of Goldman
                                   Sachs, for the cash value of that stock based
                                   on the final index stock price.

EXCHANGE RATE:                     If the final index stock price equals or
                                   exceeds the threshold appreciation price,
                                   then the exchange rate will equal the
                                   threshold fraction times one share of index
                                   stock for each $30.19 of the outstanding face
                                   amount.  Otherwise, the exchange rate will
                                   equal one share of the index stock for each
                                   $30.19 of the outstanding face amount.  The
                                   exchange rate is subject to anti-dilution
                                   adjustment as described in the accompanying
                                   prospectus supplement no. 371.

                                   Please note that the amount you receive for each $30.19 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $30.19. You could lose your entire investment in the offered notes.

INITIAL INDEX STOCK PRICE:         $30.19 per share.

FINAL INDEX STOCK PRICE:           The closing price of one share of the index
                                   stock on the determination date, subject to
                                   anti-dilution adjustment.

THRESHOLD APPRECIATION PRICE:      The initial index stock price times 1.25,
                                   which equals $37.7375 per share.

THRESHOLD FRACTION:                The threshold appreciation price divided by
                                   the final index stock price.

DETERMINATION DATE:                The fifth business day prior to September 29,
                                   2005 unless extended for up to five business
                                   days.

NO LISTING:                        The offered notes will not be listed on any
                                   securities exchange or interdealer market
                                   quotation system.

GLOBALSANTAFE CORPORATION:         According to its publicly available
                                   documents, GlobalSantaFe Corporation is a
                                   worldwide oil and gas drilling contractor.
                                   Information filed with the SEC by
                                   GlobalSantaFe Corporation under the Exchange
                                   Act can be located by referencing its SEC
                                   file number: 001-14634.

HISTORICAL TRADING PRICE           The index stock is traded on the New York
INFORMATION:                       Stock Exchange under the symbol "GSF".  The
                                   following table shows the quarterly high and
                                   low trading prices and the quarterly closing
                                   prices for the index stock on the New York
                                   Stock Exchange for the four calendar quarters
                                   in each of 2002 and 2003 and the three
                                   calendar quarters in 2004, through September
                                   21, 2004. We obtained the trading price
                                   information shown below from Bloomberg
                                   Financial Services, without independent
                                   verification.

                                            HIGH         LOW         CLOSE
                                            ----         ---         -----
2002
Quarter ended March 31 .................   33.13        25.00        32.70
Quarter ended June 30 ..................   36.40        27.35        27.35
Quarter ended September 30 .............   27.15        19.33        22.35
Quarter ended December 31 ..............   26.20        21.90        24.32

2003
Quarter ended March 31 .................   25.02        20.10        20.65
Quarter ended June 30 ..................   26.35        20.35        23.34
Quarter ended September 30 .............   25.03        21.52        23.95
Quarter ended December 31 ..............   25.30        21.03        24.83

2004
Quarter ended March 31 .................   30.58        23.60        27.77
Quarter ended June 30 ..................   28.53        24.21        26.50
Quarter ending September 30
  (through September 21, 2004)..........   30.05        24.72        30.05
Closing price on September 21, 2004 ....                             30.05

                                   As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See
                                   "Additional Risk Factors Specific to Your
                                   Note -- The Market Price of Your Note May
                                   Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no.
                                   371.

HYPOTHETICAL PAYMENT AMOUNT:       The table below shows the hypothetical
                                   payment amounts that we would deliver on the
                                   stated maturity date in exchange for each
                                   $30.19 of the outstanding face amount of your
                                   note, if the final index stock price were any
                                   of the hypothetical prices shown in the left
                                   column.  For this purpose, we have assumed
                                   that there will be no anti-dilution
                                   adjustments to the exchange rate and no
                                   market disruption events.

                                   The prices in the left column represent
                                   hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $30.19 per share.
                                   The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $30.19 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $30.19, based on the corresponding hypothetical final index stock price and the assumptions noted above.

 HYPOTHETICAL FINAL INDEX       HYPOTHETICAL PAYMENT
   STOCK PRICE AS % OF             AMOUNTS AS % OF
INITIAL INDEX STOCK PRICE        $30.19 FACE AMOUNT
-------------------------        ------------------
           200%                         125%
           175%                         125%
           150%                         125%
           125%                         125%
           110%                         110%
           100%                         100%
            75%                          75%
            50%                          50%
             0%                           0%

                                   The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk
                                   Factors Specific to Your Note" and
                                   "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no.
                                   371.

                                   Payments on your note are economically
                                   equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under
                                   "Supplemental Discussion of Federal Income
                                   Tax Consequences" in the accompanying
                                   prospectus supplement no. 371.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors
                                   Specific to Your Note -- Our Business
                                   Activities May Create Conflicts of Interest
                                   Between You and Us" and "Use of Proceeds and
                                   Hedging" in the accompanying prospectus
                                   supplement no. 371.